UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2026

Anita Mitesh Master
Director of Operations
Magna Holdings Ltd.
4th Floor Standard Chartered Tower, Cybercity
19 Bank Street, Ebene 72201
Republic of Mauritius

Re: Yatra Online, Inc.
Schedule TO-T/A Filed September 11, 2026
Filed by Magna Holdings Ltd.
File No. 005-89731

Dear Anita Mitesh Master:

We have reviewed your filing and have the following comments.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. All defined terms used herein have the same meaning as in your offer materials, as revised, unless otherwise indicated.

Schedule TO-T/A Filed September 11, 2026
General

1. We note your responses to prior comments 1 and 4 in our letter dated August 27, 2026. Based on your revised disclosure, it appears that the Offer is being financed entirely by the sale of the Investor Shares. In your response letter, please explain why the holders of the Investor Shares were not included as offerors on the Schedule TO, or revise the Schedule TO-T to add them as filing persons. See the definition of "offeror" in General Instruction M to Schedule TO and Item 1000(d) of Regulation M-A. See also Questions 101.05 and 101.06 of the Tender Offer Rules and Schedules Corporation Finance Interpretations (March 17, 2023). If you add the holders of the Investor Shares as filing persons, please revise the Offer to Purchase as necessary to provide any additional disclosure required of them and ensure that they sign the Schedule TO.

2. We reissue in part prior comment 2 in our letter dated August 27, 2026. Please further revise to provide the information required by Item 1003(c)(2) of Regulation M-A for each of Magna's directors listed in Schedule A to your Schedule TO.

3. We note your response to prior comment 3 in our letter dated August 27, 2026. Please revise your offer materials to similarly explain why the financial disclosure described in Item 10 of Schedule TO is immaterial to a shareholder's decision whether or not to participate in the Offer.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Shane Callaghan at 202-551-6977.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions